APPENDIX B: COMPANY OFFERING

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]	Investors	Days Left [?]
$1,650	14	91

Invest
$50 min

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding or Regulation D through Flashfunders Securities, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

www.goswaggle.com Washington, D.C.

Pitch Team Fundraising Questions Comments



What is Swaggle?



Swaggle is a mobile peer-to-peer marketplace for anyone to buy and sell new and pre-owned, quality men's wear straight from your closet. Whether it's a 1950s sports jacket or a classic timepiece, you can shop on Swaggle for fashion you can't find elsewhere. Our

game-changing user interface will simplify the shopping experience so that you spend less time shopping and more time looking good.

The Problem

Swaggle was created out of a shared problem that the cofounders could not find a solution to. As four young professionals in Washington DC, the cofounders had a hard time finding quality clothes at reasonable prices. They could not afford to buy high-end brands and the lower price point options didn't suit their professional needs. As an alternative, they looked to consignment shopping and quickly realized that the brick-and-mortar space was dominated by womens apparel and if mens clothing was an option, the selection was extremely limited. As a stop-gap solution, the cofounders began swapping and buying clothes from each other and shortly realized the impact a service like Swaggle could have.



Although more men (43%) compared to women (31%) of ages 18-34 shop on online auction sites like eBay (Business Insider, 2015), the current mobile shopping experience is not tailored for men.



The Market

There is one area where women are light years ahead of men - fashion resale. The fasion resale industry has exploded in recent years (particular tailored for women) and Swaggle is filling the gap for men. We are introducing an unique shopping experience that is tailored for men and will save our users time and money. We believe by bringing resale fashion to mens fingertips and establishing ourselves as the central hub for quality and affordable mens wear, there will be an increase of interest and awareness of resale fashion for men. Swaggle is looking to spark a fire in this space and become the industry leader.


Mobile fashion resale industry is valued at
$15 Billion
U.S. mobile commerce had a
39% Growth
In 2015
(ThredUp, 2015)
Men are more likely to make purchases on mobile devices.
18%
Made a purcahse on a smart phone last year
22%
Made a purchase on a smart phone last year
(Business Insider, 2015)
Copyright © 2016 Swaggle Inc.

The online fashion resale industry is large yet fragmented, mobile resale is the future. Men are more likely to make purchases on mobile devices.

The Product: Selling

Selling:

- Set up a profile with personalized settings and list item(s) in less than 60 seconds
- Advertise your item(s) in the Swaggle marketplace
- Close the deal with a minimum commission fee



Carrier
4:00 PM
100%
Sell
Take a photo of your item
take a picture of your item
Main Photo
NEEDED INFO
CATEGORY
Pick a Category
BRAND
Item Brand
NAME
Item Name
Input your product details
CATEGORY
Pick a Category
BRAND
Item Brand
NAME
Item Name
SIZE
Item Size
CONDITION
Good
OPTIONAL INFO
SHORT DESC
You should buy this because...
LOCATION
Address
Sell Item
list your item for sale in seconds

The Product - Shopping

Shopping:

- Customize your search based on item category, size, brand, price and distance
- Explore item(s) from our quality-controlled list of designer brands

- Swipe left to skip and swipe right to make an offer


SWAGGLE
Brown Loafer
$62
Make Offer
Cancel
SOLD!
See Details
Swipe right to offer
Swipe left to skip
Make an offer
Complete the offer with
one counter-offer
Communicate
With other users
Using swag mail
Copyright © 2016 Swaggle Inc.

Competitive Advantage

There are limited opportunities for men to find affodable, fashionable mens wear. Most consignment shops and e-commerce sites are primarily focused on womens fashion. As a result, it is much more burdensome for men to recycle unwanted clothes, as well as, purchase new clothes at a reasonable price. Moreover, the typical shopping experience is designed to align with the womens traditional path to purchase.

Swaggle is the first mobile peer-to-peer marketplace that is designed for men.


SWAGGLE personalizes shopping experience that saves your time and money
With our location-based search engine, you can buy in the morning and wear it that same night.
Filter your seach
To Browse, just swipe right to offer and left to skip
Tap the picture to view product details
Price guide
Tap the plus icon to save an item for later
SWAGGLE
Brown Loafer
Copyright © 2016 Swaggle Inc.

SWAGGLE personalizes shopping experience that saves your time and money. With our location-based search engine, you can buy in the morning, wear at night.

Revenue Model

The estimated target for the first round of financing is $50,000 to $100,000. The funds will be used to develop the core of the mobile application in both iOS and Android environments, begin establishing and user acquisition program, and marketing efforts. During this period key personnel will be recruited and major strategic alliances initiated. The second round of financing is estimated at $1 million which should take place in 2017. The funds will be used to complete additional features in the mobile application, systems and website development; test-run and fine-tune the operational process; provide necessary staffing and set up corporate headquarters; and enhance online and offline marketing campaigns. Swaggle will gain market share in the men's fashion resale market starting in Washington DC in year 1 and expand to other U.S. major cities in the following years. In addition to the traditional commission based revenue model, Swaggle will offer advertising and data analytics solutions to business users.

 A standard commission fee of $2.95 for items sold below $15.00

20% commission for items sold $15.00 and above

 Advertising revenue and strategic partnership

 SwagStats – Data Analytics and CRM offering



Key Assumptions:

We foresee at least 80% items sold on Swaggle will be high-end luxury goods that will cost more than $15 on average.

Our future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast Swaggle revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: Swaggle's ability to develop the marketplace that generates profits; generate cash flow from marketplace services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Swaggle's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

The Raise

Pre-Seed Round
(Convertible Note)
1,000,000
cap
20%
Discount
Upon
Conversion
Seeking $50k to complete the
pre-seed round:
- Additional engineering talent
- Marketing and strategic partnership
6%
Annual
Interest
Copyright © 2016 Swaggle Inc.

Risks & Disclosures

Risks & Disclosures

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1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

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mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A   company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w   ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not   qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th   tt e or no operat ng h story   nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we   as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

FLASHFUNDERS

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ?   145   Investors   0



men's wear

 www.goswaggle.com

Washington, D.C.

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| PITCH | **TEAM** | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS | › |

THE FOUNDING TEAM



in

Eric Niu

CEO and Co-founder

Eric is an entrepreneur with experience in management consulting, government affairs and politics. He likes to travel, play sports and read on his spare time.



in

Martin Sherene

CTO and Co-founder

Martin is the backend, API and mobile dev guru member of the team. When not working on Swaggle, he enjoys tinkering with embedded platforms, running and riding his dirt bike.



in

Mike Ashe

CPO and Co-founder

Mike (or "Ashe") is a marketing guru and has a background in human-centered design. His hobbies include mountain climbing, bow hunting, fishing, scuba diving and brew tours.



in

Mok-yi Chow

Lead Designer and Co-founder

Mok-yi is an user experience and user interface (UX/UI) designer. In his free time, he enjoys hiking, cycling, water sports and being slave to his dog, parrot and coral reef aquarium.

INVESTORS & ADVISORS

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1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?]   145   Investors   0





men's wear

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PITCH   TEAM   DOCUMENTS   QUESTIONS   **FUNDRAISING**   COMMENTS   ❯

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Convertible Security

Offering Min
$50,000

Offering Max
$100,000

Valuation Cap ?
$1,000,000

Valuation Discount ?
20.0%

Reg D Offering Summary

Amount Raised

$0.00

Investors

0



Security Type

FlashSeed Convertible Security

Offering Min

N/A

Offering Max

$1,000,000

Valuation Cap ?

$1,000,000

Valuation Discount ?

20.0%

Additional Details

Option Pool ?

N/A



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1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

FOLLOW US

---

mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

FLASHFUNDERS

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- Join
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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?]   145   Investors   0



men's wear

 www.goswaggle.com

Washington, D.C.

+ Follow

PITCH   TEAM   DOCUMENTS   **QUESTIONS**   FUNDRAISING   COMMENTS

COMMONLY ASKED QUESTIONS

//

Why does Swaggle stands out?

Swaggle is the only mobile marketplace that is tailored for mens shopping experience. It is the way men shop.

//

What makes your team the right one for this space?

We created Swaggle because we experienced the problem, and we could not find an existing solution for it. We were a couple of recent college graduates and young professionals that came to Washington DC for our professional careers. We all had a hard time to find quality clothes at a bargaining price. We did not want to settle for the low-end brands like H&M but could not afford high-end brands. Consignment shopping could have been a good option for us, however, most of the brick-and-mortar and online consignment shops are women-centric that we left the places shortly after the first visit. We started to swap clothes and actually bought items from each other because the items matched our sizes and styles. That s when we realized the potential of Swaggle. As a team, not only do we have our own unique skill sets, but we posses a unique blend of intuitive and practical minds which allow us to yield creative yet practical solutions. We all share a

common vision and we are driven by the motivation and belief that Swaggle will change the way we shop in the mobile world.



//

What are the fees for buying on Swaggle?

Swaggle do not charge any fee for customers to shop on the app.



//

What are the fees for selling on Swaggle?

Our fees are very simple and straightforward. For all sales under $15, Swaggle takes a flat commission of $2.95. Our customers keep the rest. For sales of $15 or more, sellers keep 80% of the sale and Swaggle s commission is 20%. Once a seller sold item has been delivered and received by the buyer, the seller will receive the earnings from their sales. Customers can spend their earnings within the app or withdraw money as cash whenever they like.



//

How can customers trust buying on Swaggle?

Customers are protected every time they place an order on Swaggle with Swag Protect. When a customer purchase an item on Swaggle, we keep the customer s payment safe until the customer tells us that he/she have received the order. If the item does not match the description, the customer will need to notify Swaggle within 3 days (72 hours) of delivery. After we verify the customer s claim, we will refund payment. If we do not hear from a customer by 3 days after the order is delivered, we will assume everything is OK and release the customer s payment to the seller. Once we release payment, all sales are final and no refunds will be available.



//

What is Swaggle's Return Policy?

All sales are final on Swaggle. However, we take an active role in each and every purchase made on Swaggle to ensure both the buyer and seller have a great experience. A buyer may open a case with us if they don t

receive their item or the item they receive is not as described in the original listing. This means a buyer cannot return an item they purchased on Swaggle if the item simply does not fit or they no longer want the item - as long as the seller accurately described the item in the listing.

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Swaggle

A personalized mobile shopping experience that saves your time and money.

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Days Left ?   145   Investors   0





men's wear

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(310) 504-3706



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mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A   company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w   ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not   qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th   tt e or no operat ng h story   nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we   as the ab   ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the

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Swaggle

A personalized mobile shopping experience that saves your time and money.

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$0

Days Left [?]   144   Investors   0



men's wear

 **Follow**

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